January 16, 2015

Via EDGAR

Pamela A. Long, Assistant Director

Asia Timmons-Pierce, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Formerly LipidViro Tech, Inc.
Registration Statement on Form S-1
Filed December 15, 2014
File No. 333-200969

Dear Ms. Long and Ms. Timmons-Pierce:

We hereby submit the responses of NAC Global Technologies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 23, 2014, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 (the “Original Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the respective page numbers in Amendment No. 1 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2015 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment, as indicated in the specific response.

General

1.	Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority (FINRA) call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangement for the offering.

Company Response: We will make the requested arrangements.

Undertakings, page II-2

2.	Unless you are planning to conduct the subject offering in reliance on Rule 415 of Regulation C and omit information from your prospectus in reliance on Rule 430C of Regulation C, please remove as inapplicable the undertakings provided in paragraph (3) on page II-2.

Company Response: We have revised the Amendment to remove the inapplicable undertakings.

Signatures, page II-3

3.	Please revise your signature page to also provide or specifically identify the signatures of your principal executive officer, principal financial officer, and your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

Company Response: We have revised the signature page to the Amendment accordingly.

Exhibit Index, page II-4

Exhibit 5.1

4.	We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective and we may have additional comments.

Company Response: We have filed the legal opinion as Exhibit 5.1 to the Amendment.

We acknowledge the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO